UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    November 4, 2022

November 4, 2022

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316 Tokyo Stock Exchange Prime Market)

Sumitomo Mitsui Banking Corporation

Submission of the Report Ordered by the Financial Services Agency

On October 7, the Financial Services Agency of Japan (hereinafter “FSA”) issued an order to submit a report to Sumitomo Mitsui Financial Group, Inc. (Director President and Group CEO: Jun Ohta, hereinafter “SMFG”) and Sumitomo Mitsui Banking Corporation (President and Chief Executive Officer: Makoto Takashima, hereinafter “SMBC”), pursuant to Article 56-2, Paragraph 2 of the Financial Instruments and Exchange Act, Article 52-31, Paragraph 1 of the Banking Act of Japan, and Article 24 , Paragraph 1 of the Banking Act of Japan, regarding a case in which executive officers and employees of SMBC Nikko Securities Inc. (President and CEO: Yuichiro Kondo hereinafter “SMBC Nikko”) received material non-public information from SMBC (hereinafter the “Case”).

We sincerely apologize for any inconvenience and anxiety this situation may have caused to our customers and other stakeholders.

Today, SMFG and SMBC submitted the report to the FSA in accordance with the order to submit a report.

SMFG and SMBC take this incident extremely seriously and will continue to take all necessary measures to make improvements and prevent the recurrence of such incidents on a company-wide basis in order to restore the trust of our customers and other stakeholders.

[For inquiries on this matter, please use the contact information below.]
SMFG	Nakashiba:	03-4333-2192
SMBC, Communications

Efforts to Prevent Recurrence Based on Administrative Actions

SMFG and SMBC take extremely seriously the issues involving the inadequate awareness of risks related to the businesses cooperation between banking and securities operations, insufficient arrangements for customer information management rules, etc., inadequate performance of checks and balances and monitoring functions, and the lack of thorough awareness of compliance and sense of discipline as the causes of the violation of regulations on the firewall between banking and securities operations, and formulated the following improvement plans: (1) Strengthen the Business Management System; (2) Strengthen the Customer Information Management System; and (3) Foster Awareness of Compliance Related to Customer Information Management.

I.      Efforts to Prevent Recurrence Based on the FSA’s Order to Submit a Report Issued to SMBC

(1)	Strengthen the Business Management System
(i)	Establish a Strong Sense of Discipline
•

Starting this fiscal year, SMBC has been strengthening its officers’ and employees’ strong sense of discipline by holding discussions on integrity with outside directors, etc. Furthermore, SMBC intends to strengthen its officers’ and employees’ strong sense of discipline further through by establishing and improving the content of training opportunities.

(ii)	Plan Do Check Act (PDCA) Management
•

In regard to the implementation status of preventative measures in response to the Case, etc., the Management Committee and the Compliance Committee will regularly receive reports, thereby checking and confirming that each respective measure is being appropriately implemented. Furthermore, the Management Committee and the Compliance Committee will continuously evaluate the need for further improvement, etc. by analyzing the results of monitoring and risk assessments.

(iii)	System for Preventing Unfavorable Cases
•

SMBC will strengthen the system for preventing scandals and checks and balances by taking certain measures such as upgrading current monitoring methods and, with regard to projects subject to monitoring, notifying the project members involved in such projects that they are subject to monitoring. Additionally, when SMBC discovers an event of concern on a daily basis, SMBC will immediately report it to the Compliance Department to prevent scandals.

(iv)	In-house Escalations in the Event of an Unusual Case
•

In the event of an unusual case, etc., SMBC will thoroughly re-ensure that comprehensive reports are made to, and consultations are held with, the supervisor of the department, the Compliance Officer, the Chief Compliance Officer of the division, or alternatively the second line, etc.

(v)	Strengthen Checks and Balances of the Second Line
•

SMBC will consider measures such as establishing frameworks for managing conduct risk by utilizing tools related to misconduct issued by Financial Stability Board (hereinafter “FSB”), etc. and a system for preventing violations.

•	SMBC has increased the number of employees in order to strengthen the checks-and-balances function in the Compliance Department.
•	In order to facilitate smooth communication with the first line, personnel exchanges between the wholesale (WS)/WS division and the Compliance Department will be conducted.

(2)	Strengthen the Customer Information Management System
(i)	Establish Rules for Individual Opt-outs, etc.
•

If a request for suspension of individual status sharing (i.e., an individual opt-out) is made by a customer who submitted a comprehensive consent in a case, upon confirming the contents of the request, etc. from the customer, a suspension report regarding the individual opt-out is prepared and the parties involved in the case and the Compliance Department are notified. The Compliance Department will notify such parties of important points regarding information management, etc.

•

After a request for an individual opt-out is submitted, unless consent is obtained from the customer, SMBC will re-ensure that information-sharing between the sales divisions of SMBC and SMBC Nikko is prohibited.

(ii)	Expand and Strengthen Post-Event Monitoring
•

SMBC will add customers who submit individual opt-outs to the scope of post-event monitoring, and if SMBC identifies any issues, etc. as a result of such monitoring, SMBC will modify and upgrade the monitoring methods.

•	SMBC will expand the scope of post-event monitoring and upgrade the system (enhanced by AI) to identify targets to be monitored.
•	SMBC will increase the number of personnel in the Compliance Department’s Monitoring Group and upgrade the system.

(iii)	Tighten Management of Corporate-Related Information
•

In light of the Comprehensive Supervisory Guidelines for Major Banks, which were revised in June this year, SMBC will tighten the management of corporate-related information in relation to employees through training sessions and proficiency tests, etc. regarding the tightened management system of corporate-related information in accordance with the Rules for “Preventing Insider Trading and Corporate-Related Information Management”.

(3)	Foster Awareness of Compliance Related to Customer Information Management
(i)	Discipline Awareness Among Officers and Employees
•

To build on the lessons of the Case, SMBC will re-emphasize the rules for the business cooperation between banking and securities operations, including individual opt-outs, as well as other important points, through periodically conducting study sessions, training sessions, and regular meetings, etc.

•

In response to occurrences of unusual cases (such as inappropriate approaches by SMBC Nikko), SMBC will extensively consult with the competent departments and supervisors. SMBC will also conduct regular training sessions and give reminders to management.

II.     Efforts to Prevent Recurrence Based on the FSA’s Report Submission Order against SMFG

(1)	Supervise the Steady Implementation of Preventive Measures in SMBC and SMBC Nikko
•

SMFG will check and confirm that preventive measures are being steadily implemented, through regular reports from SMBC Nikko and SMBC in the SMFG Board of Directors, SMFG Audit of Directors Office, Group Management Committee meetings and Compliance Committee.

(2)	Strengthen the Business Management System
(i)	Establish a Strong Sense of Discipline
•	SMFG will, on a group base, improve the content of training sessions conducted in SMBC and SMBC Nikko to establish a strong sense of discipline and expanding such training opportunities.

(ii)	System for Detecting Unusual Cases at Subsidiaries
•

In addition to having SMBC Nikko and SMBC thoroughly re-emphasizing the matters that they need to discuss and report to SMFG, SMFG will also regularly review the effectiveness of their monitoring and whistle-blowing systems.

•	SMFG will enhance its annual compliance risk assessment and strengthen its system for detecting unusual cases at subsidiaries.

(iii)	Functions for Checking Subsidiaries
•

SMFG will develop and secure specialists in the securities operations by taking certain measures such as promoting personnel exchanges in SMBC and SMBC Nikko’s Compliance Departments and recruiting outside specialists.

•	SMFG will consider measures such as establishing a group-base framework for managing conduct risk by utilizing tools related to misconduct issued by FSB, etc. and a system for preventing violations.

(iv)	Implement Resource Assessments in the Compliance Department
•	The Compliance Departments in SMBC and SMBC Nikko will regularly verify their required resources. Based on the verification results, SMFG will provide the necessary resources and personnel, etc.

(3)	Strengthen the Customer Information Management System
(i)	Collaboration Among Group Companies
•

In order to promote collaboration and mutual understanding between SMBC and SMBC Nikko, SMFG will establish more specific and practical opportunities for information-sharing and collaboration in addition to the current Compliance Committee, etc.

(4)	Foster Awareness of Compliance Related to Customer Information Management
(i)	Re-disseminate and thoroughly reinforce the values (i.e., culture, strengths, and corporate philosophy systems) that should be emphasized in the SMBC Group

(ii)	Expand training opportunities and organize joint training among SMFG, etc.

Disposition in Respect of Executives

SMBC takes extremely seriously the responsibility for the violations of the regulations on the firewall between banking and securities operations, and therefore, SMBC will reduce the remuneration of the following executives:

President and Chief Executive Officer	Makoto Takashima	20% × 3 months of monthly compensation

Director and Deputy President	Masahiko Oshima	20% × 3 months of monthly compensation

Other related 2 executives		20% × 3 months of monthly compensation

In addition to the foregoing, SMBC will take firm disciplinary actions against the parties involved in the Case, in accordance with its internal rules.

For information on SMFG’s dispositions, please refer to the press release of the same date entitled “Submission of Report Based on Administrative Actions Imposed by the Financial Services Agency”.

End